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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Kaplan                Thomas                  Scott
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   (Last)               (First)                 (Middle)

   154 West 18th Street
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                                    (Street)

   New York            New York                 10011
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   APEX SILVER MINES LTD. (SIL)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   March 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |X|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Ordinary Stock, par value
$0.01 per share            3/21/2002      G              162,400       D (2)                            I         (1)
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Ordinary Stock, par value
$0.01 per share            3/5/2002       G              6,371         D (3)                            I         (1)
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Ordinary Stock, par value
$0.01 per share            12/17/01       G              6,012         D (4)                            I         (1)
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Ordinary Stock, par value
$0.01 per share            11/14/01       G              16,277        D (5)                            I         (1)
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Ordinary Stock                                                                        4,983,919
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1473 (3/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1) The Shares are held by Argentum LLC, which pursuant to a voting trust agreement the Reporting Person has voting and dispositive control with respect to the Shares, and by Consolidated Commodities, Ltd., of which the Reporting Person is the beneficial owner. The reporting person disclaims beneficial ownership of the issuer's common stock held by Argentum, LLC and Consolidated Commodities, Ltd. except to the extent of his pecuniary interests therein.
(2)   Represents gifts made by Consolidated Commodities, Ltd. in the amount of
      (a) 160,000 shares to a university and (b) 2,400 to an educational institution.
(3) Represents gifts made by Consolidated Commodities, Ltd. to seven individuals. Six individuals received gifts in the amount of 922 shares each and the seventh individual received a gift in the amount of 839 shares.
(4)   Represents gifts made by Consolidated Commodities, Ltd. in the amount of
      (a) 1,500 to an educational institution, (b) 2,000 to a hospital and (c) 2,512 to a not for profit foundation.
(5)  Represents gifts made by Consolidated Commodities, Ltd. in the amount of
     (a) 1,091 shares to each of eight individuals and one educational institution, (b) 500 shares to each of two individuals, (c) and 2,729 to each of two not for profit foundations.

/s/ Thomas S. Kaplan                                         April 10, 2002
---------------------------------------------            -----------------------
** Thomas S. Kaplan                                               Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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